UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

PARTIAL AMENDMENT OF NOTICE REGARDING NTT DATA CORPORATION’S COMMENCEMENT OF A TENDER OFFER FOR JBIS HOLDINGS, INC. COMMON SHARES

On February 10, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a partial amendment of the notice, filed on January 31, 2012, regarding the commencement of a tender offer by NTT DATA CORPORATION, a subsidiary of NTT, for JBIS Holdings, Inc.’s common shares. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: February 10, 2012

February 10, 2012

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

PARTIAL AMENDMENT OF “NOTICE REGARDING NTT DATA CORPORATION’S

COMMENCEMENT OF A TENDER OFFER FOR JBIS HOLDINGS, INC. COMMON SHARES”

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation, has revised its release, “Notice Regarding Commencement of Tender Offer for Shares of JBIS Holdings, Inc.” dated January 31, 2012. For more details, please see the attached press release by NTT DATA.

For further inquiries, please contact:

Takayuki Kimura or Yusuke Aida
Investor Relations Office
Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589

[Translation]

February 10, 2012

Company Name:	NTT DATA CORPORATION
Representative:	Toru Yamashita
Representative Director and President
(Code Number: 9613, First Section of the Tokyo Stock Exchange)
Contact:	Takashi Kanae, Senior Manager
Investor Relations Office
(Tel: +81-3-5546-9962)

PARTIAL AMENDMENT OF “NOTICE REGARDING COMMENCEMENT OF

TENDER OFFER FOR SHARES OF JBIS HOLDINGS, INC.”

NTT DATA CORPORATION (hereinafter the “Tender Offeror”) hereby amends the “Notice Regarding Commencement of Tender Offer For Shares of JBIS Holdings, Inc.” which was released on January 31, 2012, as below.

(Page 25)

2.	Overview of the Tender Offer

(6)	Change in Shareholding Ratio as a Result of the Tender Offer

(As filed on January 31, 2012)

Number of voting rights represented by the Shares held by the Tender Offeror prior to the Tender Offer	4,350	(Shareholding ratio prior to the Tender Offer 1.33%)
Number of voting rights represented by the Shares expected to be purchased	321,952	(Shareholding ratio after the Tender Offer 100.00%)
Total	326,008

(Amendment)

(6)	Change in Shareholding Ratio as a Result of the Tender Offer

Number of voting rights represented by the Shares held by the Tender Offeror prior to the Tender Offer	4,350	(Shareholding ratio prior to the Tender Offer 1.33%)
Number of voting rights represented by the Shares held by special affiliates prior to the Tender Offer	105,797	(Shareholding ratio prior to the Tender Offer 32.42%)
Number of voting rights represented by the Shares expected to be purchased	321,952	(Shareholding ratio after the Tender Offer 100.00%)
Total	326,008

(Note 1) “Number of voting rights represented by the Shares held by special affiliates prior to the Tender Offer” above is the number of voting rights represented by the shares held by a “special affiliate” (other than the entities which are excluded from “special affiliate” pursuant to Article 3-2(1) of the Cabinet Office Ordinance (hereinafter the “minority shareholders”), with respect to the calculation of shareholding ratio under Article 27-2(1) of the Financial Instruments and Exchange Act.

(Note 2) “Total” above represents the total number of voting rights stated in the Financial Statements for the Six Month Ended September 30, 2011 for the Sixth Term submitted by JBIS Holdings, Inc. on November 14, 2011. However, because the fractional shares are also subject to the Tender Offer, in calculating the “Shareholding ratio prior to the Tender Offer” for the “Number of voting rights represented by the Shares held by special affiliates prior to the Tender Offer”, the denominator of the “Shareholding ratio prior to the Tender Offer”, the “Total”, is “326,303”, adding to the “Total” the voting rights (295) of the fractional shares (29,500 shares) as of September 30, 2011, stated in the aforementioned Financial Statements for the Six Month Ended September 30, 2011.